                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934



FOR MAY 16, 2002



                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)


            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DRAXIS HEALTH INC.


                                            By: /s/DOUGLAS M. PARKER
                                                ---------------------
                                                General Counsel &
                                                Secretary


         DATED:   MAY 16, 2002

                                 [DRAXIS LOGO]


FOR IMMEDIATE RELEASE
MAY 16, 2002

               DRAXIS HEALTH REPORTS RECORD FIRST QUARTER RESULTS

           NET INCOME OF $0.02 PER SHARE FROM CONTINUING OPERATIONS ON
                               18% REVENUE GROWTH

         MISSISSAUGA, ONTARIO, MAY 16, 2002 - DRAXIS Health Inc. (TSX: DAX;
NASDAQ: DRAX) reported record revenues and profitability for the first quarter of 2002 ended March 31, 2002. All amounts are expressed in US dollars.

         Revenues from continuing operations for the quarter increased to $10.0 million, 18% above the $8.4 million generated in the first quarter last year. First quarter operating profitability, or EBITDA (pre R&D), increased 76% over the first quarter of 2001 to $2.3 million. Quarterly net income from continuing operations was $887,000 or $0.024 per share, nearly double the $0.013 per share reported for the same quarter last year.

--------------------------------------------------------------------------------
                              FINANCIAL HIGHLIGHTS
           (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS AND IN
                           ACCORDANCE WITH U.S. GAAP)
                                   (UNAUDITED)

                                     ------------------------------------------
                                      2002                   2001
                                     -------- ---------------------------------
                                        Q1      Q4      Q3        Q2      Q1
                                     -------- ------- ------- -------- --------
FROM CONTINUING OPERATIONS(1)
  Revenues                           $ 9,964  $8,631  $7,868  $ 8,071  $ 8,413
                                     -------- ------- ------- -------- --------

  EBITDA(2) (pre-R&D)                  2,282   1,557     815    1,307    1,296
  R&D                                   (463)   (665)   (262)    (132)    (220)
                                     -------- ------- ------- -------- --------
  EDITDA(2)                            1,819     892     553    1,175    1,076
                                     -------- ------- ------- -------- --------

NET INCOME (LOSS)
  From Continuing Operations Before
  Revaluation of Tax Assets              887     439     244      786      461
  Revaluation of Tax Assets                -       -       -   (3,300)       -
  Discontinued Operations               (104)    174      15     (162)    (241)
                                     -------- ------- ------- -------- --------
                                     $   783  $  613  $  259  $(2,676) $   220
                                     -------- ------- ------- -------- --------

BASIC INCOME (LOSS) PER SHARE
  From Continuing Operations Before
  of Tax Assets                      $ 0.024  $0.012  $0.007  $(0.021) $ 0.013
  Revaluation of Tax Assets                -       -           (0.090)       -
  Discontinued Operations             (0.003)  0.005           (0.004)  (0.007)
                                     -------- ------- ------- -------- --------
                                     $ 0.021  $0.017  $0.007  $(0.073) $ 0.006
                                     -------- ------- ------- -------- --------

--------------------------------------------------------------------------------
(1) Commencing with the fourth quarter of 2001, the Company's Canadian sales and marketing business (Draxis Pharmaceutica) has been accounted for as discontinued operations and comparative periods have been restated accordingly.

(2) Earnings from continuing operations before depreciation and amortization, interest, income taxes and minority interest.

         "Record results for this quarter, particularly in our Radiopharmaceuticals business, are the direct result of our recent string of regulatory approvals," said Dr. Martin Barkin, President and CEO of DRAXIS. "The strong performance of our Radiopharmaceuticals business was driven primarily by increased product sales into the U.S., which included the fulfillment of order backlogs in the quarter for our line of lyophilized diagnostic imaging products. Manufacturing operations recorded increased earnings in the first quarter although we have not yet begun to realize the benefit from new contract business."

OPERATING HIGHLIGHTS

RADIOPHARMACEUTICALS

         o Record quarterly revenues of $3.1 million, an increase of 86.4% over 2001.

         o EBITDA (pre R&D) of $1.4 million, up 149% over the first quarter of 2001.

         o FDA approvals to transfer production of the DRAXIMAGE line of lyophilized diagnostic imaging products to the Company's own production facility and initial shipments of in-house manufactured products into the U.S.

         o First full quarter of shipments of sodium iodide I-131 radiotherapy capsules into the U.S. following the October 2001 launch of this product.

         o Expansion of BRACHYSEED(TM) manufacturing capacity and first quartER BRACHYSeed(TM) I-125 sales of $452,000 as reported by Cytogen Corporation, compared to $34,000 in the first quarter of 2001.

MANUFACTURING

         o Revenues of $5.1 million, relatively unchanged from the first quarter of 2001.

         o  EBITDA of $134,000, up from $55,000 in the same quarter last year.

         o Initiation of a three year, $12 million capital plan, including a tripling of DPI's existing lyophilization capacity and related financing arrangements including additional participation by DPI's strategic partner, Societe generale de financement du Quebec.

         o Continued progress to transfer several established, predominantly sterile, products from GlaxoSmithKline and to bring them into production for multiple international markets under the recently signed long-term manufacturing supply agreement.

CORPORATE

         o Continuing negotiations with respect to the final terms and definitive documentation for the previously announced sale of the DRAXIS Pharmaceutica division to Elan.


FINANCIAL HIGHLIGHTS
         Revenues from continuing operations of $10.0 million in the first quarter were a record for the Company, representing an 18.4% increase over $8.4 million in the first quarter of 2001. Product sales increased 15.9% while royalty and licensing revenues increased 29.2%.

         EBITDA (pre R&D) from continuing operations of $2.3 million in the first quarter was also a quarterly record and represented an increase of 76.1% compared to $1.3 million for the first three months of 2001. EBITDA (pre R&D) improved to 22.9% of revenues in the current quarter versus 15.4% in 2001.

         Net income from continuing operations of $887,000, or $0.024 per share, for the first quarter of 2002 compares with net income of $461,000, or $0.013 per share, for the same period in 2001.

         Cost of goods sold in the first quarter of 2002 declined to 73.8% of product sales from continuing operations, which is down from 82.3% for the same period in 2001.

         Selling, general and administration expenses of $1.9 million in the quarter were $343,000 higher than the same period in 2001, or 23.9% of product sales versus 22.6% last year and included a non-cash charge of $156,000 related to stock compensation costs.

         Research and development expenditures increased to $463,000 in the first quarter of 2002 from $220,000 in 2001 due to increased development activity involving the radiopharmaceutical product pipeline.

         Cash and cash equivalents at March 31, 2002 totalled $3.0 compared with $5.6 as at December 31, 2001. Subsequent to the quarter end, $2.1 million was received, under the financing arrangements related to the Company's recently announced capital plan.

         This release includes by reference the first quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at WWW.DRAXIS.COM in the section "Investors - News Releases 2002" and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984 or The Investor Relations Group at (212) 825-3210 .

         DRAXIS has scheduled a conference call to discuss first quarter 2002 financial results at 2 p.m. (ET) on May 16, 2002. This call can be accessed by dialing 1-888-673-1862 (no access code required) and will also be webcast live with access through the Company's website at WWW.DRAXIS.COM. The conference call will also be available in archived format on the website for 120 days following the conference call.

About DRAXIS Health Inc.

         DRAXIS Health Inc. is an integrated pharmaceutical company focused in two specialty segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

         EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

                            FINANCIAL TABLES ATTACHED

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                                  FOR UNITED STATES:
Jerry Ormiston                               Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                           The Investor Relations Group
Phone:   877-441-1984                        Phone:   212-825-3210
Fax:     905-677-5494                        Fax:     212-825-3229

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                        - QUARTER ENDED MARCH 31, 2002 -

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc.'s ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2001 and the related discussion and analysis of financial condition and results of operations.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated.


OVERVIEW

DRAXIS is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

Highlights for the first quarter ended March 31, 2002 include:

         o  Record financial results from continuing operations:

            > Revenues of $10.0 million, an increase of 18.4% over the first quarter of 2001.

            > Earnings before research and development, depreciation and amortization, interest, income taxes and minority interest ("EBITDARD") of $2.3 million, an increase of 76.1% over the first quarter of 2001.

            > Net income of $887,000, or $0.024 per share, as compared to $461,000, or $0.013 per share, in the first quarter of 2001.

         o Binding letter of intent to divest substantially all of the operations, product rights and other assets and obligations which together constitute the Company's Canadian prescription pharmaceutical sales and marketing business ("DRAXIS
            Pharmaceutica").

         o FDA approval to transfer production of DRAXIMAGE's line of lyophilized medical imaging products to the Company's own production facility.

Subsequent to March 31, 2002 the Company announced:

         o Three year, $12 million capital plan at DPI, including a tripling of the Company's existing lyophilization capacity.

         o  Expansion of BRACHYSEED(TM) manufacturing capacity at DRAXIMAGE.


CHANGE IN ACCOUNTING CONVENTION AND REPORTING CURRENCY

The Company adopted U.S. GAAP and U.S. dollars as its primary financial reporting convention, beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by following accounting practices which are consistent with the majority of its customers and peer companies.


CHANGE IN ACCOUNTING POLICY

Effective January 1, 2002, the Company adopted the new recommendations of the Statement of Financial Accounting Standards ("SFAS") with respect to Statement No. 142, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter.

DISCONTINUED OPERATIONS

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and all comparative periods presented have been restated.


DEFINITION OF SEGMENTS

In conjunction with the commencement of reporting the results of operations of DRAXIS Pharmaceutica as a discontinued operation, the Company modified the definition of its business segments. Commencing in the fourth quarter of 2001, the Company's results of operations have been reported within three segments:
Radiopharmaceuticals, Manufacturing, and Corporate and Other.


RECENT ACCOUNTING PRONOUNCEMENTS

For a summary of recent accounting pronouncements, see Note 28 to the Company's 2001 consolidated financial statements.


NON-GAAP MEASURES

The terms EBITDARD, EBITDA (pre R&D), EBITDA and net income and earnings per share before non-recurring items used herein do not have standardized meanings prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS uses such terms as measures to assess the operating performance of its on-going businesses. Such measures are used consistently and explicitly defined, and excluded charges are clearly identified.

CONSOLIDATED RESULTS OF OPERATIONS(1)

                                                  THREE MONTHS ENDED
                                                      MARCH 31,
                                           ---------------------------------
                                               2002               2001
                                           --------------    ---------------
                                            (IN THOUSANDS OF U.S. DOLLARS
                                              EXCEPT SHARE RELATED DATA)
                                                      (U.S. GAAP)
   REVENUES
       Product sales                       $     7,862       $      6,786
       Royalty and licensing                     2,102              1,627
                                           --------------    ---------------
                                                 9,964              8,413
                                           --------------    ---------------
   Cost of goods sold                           (5,805)            (5,583)
   SG&A                                         (1,877)            (1,534)
                                           --------------    ---------------
   EBITDA 2 (pre-R&D)                            2,282              1,296
   R & D                                          (463)              (220)
                                           --------------    ---------------
   EBITDA 2                                      1,819              1,076
   Depreciation and amortization                  (672)              (582)
   Financial (net)                                 (51)               (37)
   Income tax recovery (provision)                (259)               (86)
   Minority interest                                50                 90
   Loss from discontinued operations              (104)              (241)
                                           --------------    ---------------
   Net income                              $       783       $        220
                                           --------------    ---------------

   NET INCOME (LOSS)
   -        From continuing operations     $       887       $        461
   -        From discontinued operations          (104)              (241)
                                           --------------    ---------------
                                           $       783       $        220
                                           --------------    ---------------
   BASIC INCOME (LOSS) PER SHARE
   -        From continuing operations     $     0.024       $      0.013
   -        From discontinued operations        (0.003)            (0.007)
                                           --------------    ---------------
                                           $     0.021       $      0.006
                                           ==============    ===============

   (1) Commencing with the fourth quarter of 2001, DRAXIS Pharmaceutica has been accounted for as discontinued operations and comparative periods have been restated accordingly.
   (2) Earnings from continuing operations before depreciation and amortization, interest, income taxes and minority interest.

COMPARISON OF QUARTERS ENDED MARCH 31, 2002 AND 2001

Revenues from continuing operations for the quarter ended March 31, 2002 of $9,964,000 were a quarterly record for the Company, representing an increase of 18.4% over $8,413,000 in 2001. Product sales increased 15.9% while royalty and licensing revenues increased 29.2%.

Cost of goods sold declined in the first quarter of 2002 to 73.8% of product sales from continuing operations from 82.3% for the same period in 2001. This decline was attributable to the increased proportion of relatively higher margin radiopharmaceutical revenues in the current quarter as compared to 2001.

Selling, general and administration expenses associated with continuing operations increased to $1,877,000, or 23.9% of product sales from continuing operations, in the first quarter of 2002 as compared to $1,534,000, or 22.6% of product sales from continuing operations, in 2001. Included in the current quarter was a non-cash charge of $156,000 related to stock compensation costs.

EBITDARD from continuing operations of $2,282,000 in the first quarter of 2002 was a quarterly record for the Company, representing an increase of 76.1% compared to $1,296,000 in 2001. EBITDARD improved to 22.9% of total revenues in the current quarter as compared to 15.4% in 2001.

Research and development expenditures associated with continuing operations increased to $463,000 in the first quarter of 2002 as compared to $220,000 in 2001 due to increased development activity involving the Company's radiopharmaceutical product pipeline.

Depreciation and amortization expense associated with continuing operations of $672,000 in the first quarter of 2002 increased 15.5% over 2001, following the commencement of depreciation charges on completed capital projects, including the Company's recently approved lyophilization production facility.

Net financial items associated with continuing operations in the first quarter of 2002 were an expense of $51,000 as compared to an expense of $37,000 in 2001. First quarter 2002 results included an $11,000 foreign exchange gain as compared to a $65,000 gain in 2001.

Minority interest in the first quarter of 2002 contributed positively to net income by $50,000, a $40,000 decline compared to 2001 due to a reduction in DPI's net losses.

Revenues from discontinued operations of $1,602,000 in the first quarter of 2002 represented a 10.3% increase over 2001 and was the major factor contributing to the improvement in results from discontinued operations, from a net loss of $241,000 in 2001 to a net loss of $104,000 in 2002.

In the first quarter of 2002 the Company recorded an income tax expense associated with continuing operations of $259,000, or 23.6% of pre-tax earnings. The Company expects that its effective tax rate applicable to continuing operations for 2002 will be in the 20-25% range.

Net income from continuing operations, of $887,000, or $0.024 per share, for 2002 represents an improvement of $426,000, or $0.011 per share, from $461,000, or $0.013 per share, in 2001.

There were no significant non-recurring items in the current or comparable quarter of 2001.

The weighted average number of common shares outstanding in the first quarter of 2002 increased to 36,729,775 due to the exercise of options during the quarter.

RADIOPHARMACEUTICALS

                                         THREE MONTHS ENDED
                                              MARCH 31,
                                     ----------------------------
                                          2002           2001
                                     -------------  -------------
                                    (IN THOUSANDS OF U.S. DOLLARS)
                                             (U.S. GAAP)
     REVENUES
         Product sales                $     2,992    $    1,635
         Royalty and licensing                 84            15
                                     -------------  -------------
                                            3,076         1,650

     EBITDARD                               1,350           542
     Research and development                (463)         (220)
                                     -------------  -------------
     EBITDA                                   887           322
     Depreciation and amortization           (168)         (140)
                                     -------------  -------------
     Income from operations           $       719    $      182
                                     =============  =============


Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE. DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BRACHYSEED(TM), second generation iodine-125 and palladium-103 brachytherapy implants. DRAXIMAGE also has a number of products in late-stage development including three technetium-99m-based diagnostic imaging products: FIBRIMAGE(R) for imaging deep vein thrombosis currently in Phase III, AMISCAN(TM) for the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON(TM) for imaging infection.

Highlights for the first quarter ended March 31, 2002 in this segment include:

      o  Record financial results:

            > Revenues of $3.1 million, an increase of 86.4% over the first quarter of 2001.

            > EBITDARD of $1.4 million, an increase of 149.1% over the first quarter of 2001.

      o FDA approval to transfer production of DRAXIMAGE's line of lyophilized medical imaging products to the Company's own production facility and initial shipments of Company-manufactured products into the U.S. market.

      o First full quarter of shipments of sodium iodide I-131 radiotherapy capsules into the U.S. market following the October 2001 launch of this product.

      o  Expansion of BRACHYSEED(TM) manufacturing capacity.


COMPARISON OF QUARTER ENDED MARCH 31, 2002 AND 2001

Revenues for the radiopharmaceutical segment in the first quarter of 2002 of $3,076,000 were a quarterly record representing an increase of 86.4% over the $1,650,000 in 2001. Increased product sales were driven by U.S. sales of lyophilized diagnostic imaging products, sodium iodide I-131 radiotherapy capsules and BRACHYSEED(TM) I-125.

Revenues in 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging products. A portion of the first quarter increase in U.S. sales of this product line was attributable to the fulfillment of order backlogs.

As reported by Cytogen Corporation, the Company's U.S. distribution partner for BRACHYSEED(TM), BRACHYSeed(TM) I-125 sales in the first quarter ended March 31, 2002 increased to $452,000 as compared to $34,000 in the first quarter of 2001. The recently completed increase in production capacity positions the Company to serve the expected increasing demand for its brachytherapy implants including BRACHYSEED(TM) Pd-103, which is expected to be launched in the second quarter of 2002.

EBITDARD for this segment of $1,350,000, or 43.9% of revenues, for the current quarter was a quarterly record, and compares to $542,000, or 32.8% of revenues, in 2001.

Research and development expenditures for this segment increased to $463,000 in the first quarter of 2002 as compared to $220,000 in 2001 due to increased development activity involving the Company's radiopharmaceutical product pipeline, primarily AMISCAN(R) anD FIBRIMAGE(R).

Depreciation and amortization expense for this segment of $168,000 in the first quarter of 2002 increased 20.0% from $140,000 in 2001 due to the commencement of depreciation of the recently expanded radiopharmaceutical production facility, partially offset by the elimination of $26,000 of goodwill amortization pursuant to the adoption of SFAS No.142.


MANUFACTURING

                                              THREE MONTH ENDED
                                                  MARCH 31,
                                      -----------------------------------
                                           2002                2001
                                      ---------------     ---------------
                                        (IN THOUSANDS OF U.S. DOLLARS)
                                                  (U.S. GAAP)
     REVENUES
         Product sales                $       5,075       $       5,189
                                      ---------------     ---------------

     EBITDA                                     134                  55
     Depreciation and amortization             (276)               (196)
                                      ---------------     ---------------
     Loss from operations             $        (142)      $        (141)
                                      ===============     ===============

Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of ANIPRYL(R) to Pfizer Inc. DPI is a contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 15 other pharmaceutical clients for many international jurisdictions.

Highlights for the first quarter ended March 31, 2002 in this segment include:

      o  Improved financial results:

            > Revenues of $5.1 million, relatively unchanged from the first quarter of 2001.

            > EBITDA of $134,000 as compared to $55,000 in the first quarter of 2001.

      o Initial shipments of DRAXIMAGE's line of lyophilized diagnostic imaging products.

      o Initiation of a three year, $12 million capital plan, including a tripling of DPI's existing lyophilization capacity and related financing arrangements including additional participation by DPI's strategic partner, Societe generale de financement du Quebec.


COMPARISON OF QUARTER ENDED MARCH 31, 2002 AND 2001

Total revenues for the manufacturing segment in the first quarter of 2002 of $5,075,000 were essentially unchanged compared to the same period in 2001. Revenues for the first quarter of 2001 benefited from the timing of certain large customer shipments in the quarter. Manufacturing revenues from new third party contracts, including GlaxoSmithKline, are not expected to begin until late 2002 and 2003. There were no ANIPRYL(R) product sales to Pfizer Inc. in the current or comparable quarter of 2001.

EBITDA for this segment of $134,000 for the first quarter of 2002 increased $79,000 from income of $55,000 in 2001.

Depreciation expense for this segment of $276,000 in the first quarter of 2002 increased 40.8% from $196,000 in 2001 following the commencement of depreciation charges on completed capital projects, including DPI's recently approved lyophilization production facility.


CORPORATE AND OTHER

                                                THREE MONTHS ENDED
                                                     MARCH 31,
                                         ----------------------------------
                                             2002                2001
                                         --------------     ---------------
                                          (IN THOUSANDS OF U.S. DOLLARS)
                                                    (U.S. GAAP)
       REVENUES
           Product sales                 $      (205)       $         (69)
           Royalty and licensing               2,018                1,643
                                         --------------     ---------------
                                               1,813                1,574
                                         --------------     ---------------

       EBITDARD                                  798                  699
       Research and development                    -                    -
                                         --------------     ---------------
       EBITDA                                    798                  699
       Depreciation and amortization            (228)                (246)
                                         --------------     ---------------
       Income from operations            $       570        $         453
                                         ==============     ===============

Corporate and Other comprises deferred revenues, net of associated expenses, from the Company's collaboration agreements with Pfizer Inc. with respect to ANIPRYL(R) and GlaxoSmithKline Consumer Healthcare with respect to the SpectroPharm line of products, royalties and other forms of participating interests, non-allocated corporate expenses and inter-segment eliminations.


COMPARISON OF QUARTER ENDED MARCH 31, 2002 AND 2001

Royalty and licensing revenue in this segment in the first quarter of 2002 of $2,018,000 represented an increase of 22.8% as compared to $1,643,000 in 2001 largely due to increased minimum royalty amounts in the current quarter. In December 2001, the Company received a payment of $3,150,000 in connection with its collaboration agreement involving ANIPRYL(R). The portion of this payment attributable to the minimum royalty entitlement for the three year cycle ended December 31, 2002 is being recognized as revenue on a straight-line basis over the four quarters of 2002. Inter-segment sales in the first quarter of 2002 totalled $205,000, as compared to $69,000 in 2001.

EBITDA for this segment in the first quarter of 2002 increased $99,000 over 2001 levels with increased royalty and licensed revenue being partially offset by $156,000 of non-cash charge related to stock compensation costs associated with Series C employee participation shares.

Depreciation and amortization expense for this segment of $228,000 in the first quarter of 2002 was largely unchanged as compared to 2001.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2001 consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.


RECOGNITION OF LICENSING REVENUE

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.


DEFERRED TAX ASSETS

Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.


LIQUIDITY AND CAPITAL RESOURCES

                                                  MARCH 31,        DECEMBER 31,
                                              ----------------   --------------
                                                (IN THOUSANDS OF U.S. DOLLARS)
                                                          (U.S. GAAP)
    Cash and cash equivalents                 $         3,042    $       5,602
    Non-financial working capital (net)(1)    $        10,162    $       8,106
    Total debt                                $        11,712    $       9,726
                                              ================   ==============

    (1) Excluding cash and cash equivalents, bank loan and current portions of deferred revenues and long-term debt


Cash and cash equivalents at March 31, 2002 totalled $3,042,000 as compared with $5,602,000 as at December 31, 2001. The decline in cash was primarily due to changes in non-cash working capital, including payment of cash income taxes, and capital expenditures pursuant to DPI's recently announced capital plan.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at March 31, 2002 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows from continuing operations, before changes in working capital, in the first quarter of 2002 were positive $174,000 as compared to usage of $598,000 in 2001. This improvement was attributable to increased EBITDA, net of amortization of deferred revenues.

Cash flows from discontinued operations in the first quarter of 2002 improved to positive $54,000 as compared to $46,000 used in operations in 2001. The improvement in the first quarter of 2002 was attributable to improved EBITDA from discontinued operations.

The Company had $22,980,000 and $24,615,000 of deferred revenue as at March 31, 2002 and December 31, 2001, respectively. The decline in the first quarter of 2002 was attributable to amortization during the quarter. Deferred revenue amortization, which represents a source of non-cash earnings for the Company, increased to $1,556,000 in the first quarter of 2002 as compared to $1,207,000 in 2001.

On March 28, 2002, co-incident with the announcement of DPI's new capital plan, the Company entered into a number of financing arrangements which will provide for up to $7,400,000 in debt and equity from DPI's existing shareholders and up to $3,000,000 in debt financing from Investissement Quebec. In the first quarter of 2002, initial drawdowns of debt and equity under these arrangements were accrued, totalling $1,872,000 and $267,000, respectively.

Non-financial working capital was $10,162,000 as at March 31, 2002 as compared to $8,106,000 as at December 31, 2001. The increase in the first quarter was largely attributable to initial debt and equity drawdowns pursuant to DPI's new financing arrangements which were accrued at March 31, 2002 and received in April 2002.

Capital expenditures in the first quarter of 2002 of $1,286,000 compare with $979,000 in 2001.

Total debt at March 31, 2002 increased to $11,712,000 from $9,726,000 at December 31, 2001 due to the initial debt drawdown pursuant to DPI's new financing arrangement and an increased draw on DPI's revolving credit facility, partially offset by scheduled term debt repayments. The Company was in compliance with all lending covenants as at March 31, 2002 and December 31, 2001.

Proceeds from the issuance of 322,000 treasury common shares associated with the exercise of options generated $524,000 in the first quarter of 2002.

In December 1999, the Company received regulatory approval from the Toronto Stock Exchange for a stock repurchase plan to repurchase for cancellation up to
1.83 million common shares. No shares were acquired under this plan in 2001. In December 2001 the plan was renewed and will now terminate on the earlier of December 18, 2002 or when 1,830,671 common shares have been acquired. No shares have been acquired under the renewed plan.


SHAREHOLDER RIGHTS PLAN

On April 23, 2002, an updated version of the Company's pre-existing shareholder rights plan became effective to ensure continued shareholder protection in the event of an unsolicited take-over bid for the Company's shares. The amended plan is subject to regulatory approval and confirmation at the annual meeting of shareholders on May 16, 2002.

CANADIAN GAAP

The differences between U.S. and Canadian GAAP which affect net income (loss) for the quarters ended March 31, 2002 and 2001 are summarized in the following table:

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                    ------------------------------------
                                                         2002                2001
                                                    ----------------    ----------------
                                                      (IN THOUSANDS OF U.S. DOLLARS)
Net income as reported under U.S. GAAP              $      783          $      220
                                                    ----------------    ----------------

ADJUSTMENTS

Amortization expense (net of tax) associated with:
      (i)  1996 acquisition of DAHI                       (518)               (457)
     (ii)  1999 acquisition of product rights             (143)               (137)
    (iii)  1997 acquisition of DI                          (68)                (63)
                                                    ----------------    ----------------
                                                          (729)               (657)
Other                                                       27                 (12)
                                                    ----------------    ----------------
                                                          (702)               (669)
                                                    ----------------    ----------------

Net income (loss) under Canadian GAAP               $       81          $     (449)
                                                    ================    ================


Amortization expense under U.S. GAAP differs from Canadian GAAP due to the differential treatment of:

(i) The excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of the shares of Deprenyl Animal Health, Inc. ("DAHI") not previously owned by the Company was assigned to patents and trademarks. Under Canadian GAAP, this amount was capitalized and is being amortized on a straight-line basis over a period of 10 years. Under U.S. GAAP, this amount was classified as purchased research and development costs and was charged to earnings in 1996 as the patent and trademark license had, at the time of acquisition, yet to receive regulatory approval for its significant indications and markets.

(ii) A portion of the 1999 acquisition cost of product rights was assigned to rights for which, at the time of acquisition, market regulatory approval had not yet been received. Under Canadian GAAP, this amount was capitalized and is being amortized on a straight-line basis over the relevant period of the agreement. Under U.S. GAAP, this amount represented purchased research and development costs and was charged to earnings in 1999.

(iii) A portion of the 1997 acquisition cost of the Company's Radiopharmaceutical business was assigned to patents and trademarks for products which, at the time of acquisition, had yet to receive regulatory approval. Under Canadian GAAP, this amount was capitalized and is being amortized on a straight-line basis over a period of 10 years. Under U.S. GAAP, this amount represented purchased research and development costs and was charged to earnings in 1997.


OUTLOOK

The Company's primary operational focus in 2002 will continue to be on: (i) improving near-term financial and operational performance of its core radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalising on additional new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

In 2002 management expects continued growth in revenues and operating earnings from continuing operations from all of its segments.

The Radiopharmaceutical business is expected to experience increased revenues and operating profitability in 2002 driven by increased sales of its diagnostic imaging kits, full-year sales of BRACHYSEED(TM) I-125 and sodium iodide I-131 radiotherapy capsules, and new product introductions, including BRACHYSEED(TM) Pd-103, partly offset by an expected increase in research and development costs.

The Manufacturing segment is expected to have increasing revenues and operating profitability in 2002 due to increased third party manufacturing business and the start-up of in-house manufacturing of lyophilized radiopharmaceutical diagnostic imaging products, partly offset by higher depreciation expense.

The Company's target is for compound annual growth in revenues over the next two to three years of approximately 50% and 15% for its Radiopharmaceutical and Manufacturing businesses, respectively.

The Corporate and Other segment is expected to have improved results in 2002 due to increased deferred revenue as a result of the ANIPRYL(R) payment received in December 2001 and the net effect of the proposed sale of DRAXIS Pharmaceutica, including the commencement of recognizing continuing participating interests on the Canadian sales of selected products included in the sale. Management also expects to record a non-recurring gain on the completion of the proposed sale of DRAXIS Pharmaceutica.

Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2002. The investment in non-financial working capital in 2002 is expected to decline following the sale of DRAXIS Pharmaceutica, partially offset by the impact of the expected increase in product sales from continuing operations.

Capital expenditures in 2002 are expected to increase over 2001 following initiation of DPI's recently announced capital plan.

With the Company's current cash balances, expected proceeds from the sale of DRAXIS Pharmaceutica, reduced operating cash requirements and available debt capacity, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2002. Any investments or acquisitions of businesses, products or technologies may require additional funding.


FORWARD LOOKING STATEMENTS

Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
(unaudited)

                                                        FOR THE THREE MONTH PERIOD
                                                              ENDED MARCH 31,
                                                      -----------------------------
                                                            2002           2001
                                                      -------------   -------------
REVENUES
     Product sales                                    $      7,862    $      6,786
     Royalty and licensing                                   2,102           1,627
                                                      -------------   -------------
                                                             9,964           8,413
                                                      -------------   -------------
EXPENSES
     Cost of goods sold                                      5,805           5,583
     Selling, general and administration                     1,877           1,534
     Research and development                                  463             220
     Depreciation and amortization                             672             582
                                                      -------------   -------------
                                                             8,817           7,919
                                                      -------------   -------------
Operating income                                             1,147             494
Interest expense, net                                          (51)            (37)
                                                      -------------   -------------
Income before undernoted                                     1,096             457
Income taxes                                                   259              86
Minority interest                                               50              90
                                                      -------------   -------------
Income from continuing operations                              887             461
Loss from discontinued operations, net of taxes               (104)           (241)
                                                      -------------   -------------
Net income                                            $        783    $        220
                                                      =============   =============

BASIC INCOME (LOSS) PER SHARE
     from continuing operations                       $      0.024    $      0.013
     from discontinued operations                           (0.003)         (0.007)
                                                      -------------   -------------
                                                      $      0.021    $      0.006
                                                      =============   =============

DILUTED INCOME (LOSS) PER SHARE
     from continuing operations                       $      0.024    $      0.013
     from discontinued operations                           (0.003)         (0.007)
                                                      -------------   -------------
                                                      $      0.021    $      0.006
                                                      =============   =============
Weighted-average number of shares outstanding
     - basic                                          $ 36,729,775    $ 36,565,102
     - diluted                                        $ 37,249,490    $ 36,593,592


Deficit, beginning of period (Note 4)                 $    (50,869)   $    (49,285)
Net income                                                     783             220
                                                      -------------   -------------
Deficit, end of period                                $    (50,086)   $    (49,065)
                                                      =============   =============

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

      THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
                 THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                                  MARCH 31,         December 31,
                                                                -------------       -------------
                                                                     2002               2001
                                                                -------------       -------------
ASSETS

CURRENT
     Cash and cash equivalents                                  $    3,042          $    5,602
     Accounts receivable                                             9,738               7,472
     Inventories                                                     5,193               5,272
     Prepaid expenses                                                  814                 570
     Deferred income taxes, net                                        673               2,917
                                                                -------------       -------------
                                                                    19,460              21,833

Property, plant and equipment, net                                  23,092              22,294
Goodwill, net                                                        2,874               3,086
Intangible assets, net                                               6,722               7,004
Other assets                                                           899                 995
Deferred income taxes, net                                          11,440               9,148
                                                                -------------       -------------
                                                                $   64,487          $   64,360
                                                                =============       =============

LIABILITIES

CURRENT
     Bank loan                                                  $    1,975          $    1,666
     Accounts payable and accrued liabilities                        6,256               8,125
     Current portion of deferred revenues                            6,108               6,476
     Current portion of long-term debt                                 752               1,446
                                                                -------------       -------------
                                                                    15,091              17,713

Deferred revenues                                                   16,872              18,139
Long-term debt                                                       8,985               6,614
Customer deposits                                                    2,028               1,966
Minority interest                                                    3,260               3,050
                                                                -------------       -------------
                                                                $   46,236          $   47,482
                                                                -------------       -------------

SHAREHOLDERS' EQUITY

Common stock, without par value of unlimited
  shares authorized, 36,935,434 and 36,613,434 issued
  and outstanding at March 31, 2002 and December 31,
  2001 respectively                                             $   60,305          $   59,781
Additional paid in capital                                          15,632              15,476
Employee participation shares; 2,000,000 shares authorized             166                 166
       Less:  loans receivable                                        (166)               (166)
Warrants                                                                74                  74
Deficit                                                            (50,086)            (50,869)
Accumulated other comprehensive loss                                (7,674)             (7,584)
                                                                -------------       -------------
                                                                    18,251              16,878
                                                                -------------       -------------
                                                                $   64,487          $   64,360
                                                                =============       =============


      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

      THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
                 THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                                                     FOR THE THREE MONTH PERIOD
                                                                                           ENDED MARCH 31,
                                                                                     --------------------------
                                                                                         2002          2001
                                                                                     ------------  ------------
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
  Net income from continuing operations                                                $     887    $     461
  Adjustments to reconcile net income from continuing
  operations to net cash (used in) from operating activities
     Amortization of deferred revenues                                                    (1,556)      (1,207)
     Depreciation and amortization                                                           672          582
     Stock compensation                                                                      156            -
     Deferred income taxes                                                                   (29)        (333)
     Minority interest                                                                       (50)         (88)
     Other                                                                                    94         (13)
  Changes in operating assets and operating liabilities
      Accounts receivable                                                                 (1,851)      (1,270)
      Inventories                                                                             65          518
      Income taxes                                                                        (1,298)          400
      Prepaid expenses                                                                      (247)          407
      Accounts payable and accrued liabilities                                              (964)        (835)
      Current portion of deferred revenues                                                     -           47
                                                                                     ------------  ------------
                                                                                          (4,121)      (1,331)
                                                                                     ------------  ------------
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
    Expenditures for property, plant and equipment                                        (1,286)        (979)
    Increase in intangible assets                                                              -         (120)
    Increase in deferred revenues                                                              -          409
                                                                                     ------------  ------------
                                                                                          (1,286)        (690)
                                                                                     ------------  ------------
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
    Proceeds from bank loan                                                                  314            -
    Proceeds from long-term debt                                                           1,872            -
    Repayment of long-term debt                                                             (172)        (240)
    Proceeds from customer deposits                                                           67            -
    Exercise of warrants and options                                                         524            -
    Issue of common shares by subsidiary to minority interest                                267            -
                                                                                     ------------  ------------
                                                                                           2,872         (240)
                                                                                     ------------  ------------
Effect of foreign exchange rate changes on cash and cash equivalents                         (79)         (99)
                                                                                     ------------  ------------
Net cash used in continuing operations                                                    (2,614)      (2,360)
Net cash (used in) from discontinuing operations                                              54          (46)
                                                                                     ------------  ------------
Net decrease in cash and cash equivalents                                                 (2,560)      (2,406)
                                                                                     ------------  ------------
Cash and cash equivalents, beginning of period                                             5,602        4,420
                                                                                     ------------  ------------
Cash and cash equivalents, end of period                                               $   3,042    $   2,014
                                                                                     ============  ============

ADDITIONAL INFORMATION
    Interest paid                                                                      $      78    $     168
    Income taxes paid                                                                  $   1,695    $      69

       SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

      THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
                 THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

1.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

         The Company has historically reported its consolidated financial results in accordance with Canadian GAAP. Beginning with the period ended March 31, 2001 the Company has begun to report its financial results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

         The functional currency of the Company is the Canadian dollar. Effective January 1, 2001, the Company adopted the U.S dollar as its reporting currency. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as accumulated other comprehensive loss.

         The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

         The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2001, other than as noted herein.

         The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2002 and the results of operations and cash flows for the quarter ended March 31, 2002 and 2001.

2.       ACCOUNTING CHANGE

         Effective January 1, 2002, the Company adopted the new recommendations of the Statement of Financial Accounting Standards ("SFAS") with respect to Statement No. 142, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

         Had the new accounting standard been applied to last year's net income, the reported net income from continuing operations for the period ending March 31, 2001 would have increased by $18 and the reported basic and diluted earnings per share by $Nil per common.

3.       DISCONTINUED OPERATIONS

         On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the company's Canadian sales and marketing division ("DRAXIS Pharmaceutica").

         DRAXIS Pharmaceutica operations had previously been included in the Canadian Pharmaceutical segment, along with deferred revenue and amortization associated with the Company's collaboration agreement involving the SpectroPharm product line.

         Pursuant to APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended March 31, 2002 and all comparative periods presented have been restated.

         Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

         The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

                                                FOR THE THREE MONTH PERIOD
                                                     ENDED MARCH 31,
                                                --------------------------
                                                   2002            2001
                                                ----------      ----------
         Revenues                               $    1,602      $    1,453
                                                ----------      ----------
         Net loss from discontinued operations  $     (104)     $     (241)
                                                ==========      ==========

4.       SHAREHOLDERS' EQUITY

         As at March 31, 2002, the Company had outstanding 36,935,434 common shares, 470,000 Series C employee participation shares, 125,000 warrants and 3,371,444 options to acquire the Company's common shares.

         During 2001, the Company discovered that the income tax effect of certain capital transactions that occurred between 1991 and 1996 had been recorded as deferred income tax assets rather than being charged to shareholders' equity. Accordingly, the consolidated balance sheets as at December 31, 2001 and prior periods reflect the restatement to reduce non-current deferred income tax assets, additional paid in capital and accumulated other comprehensive loss by $2,954, $2,701 and $1,076, respectively and to increase deficit by $1,329.

5.       SEGMENTED INFORMATION

INDUSTRY SEGMENTATION

         For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

                                                  FOR THE THREE MONTH PERIOD
                                                       ENDED MARCH 31,
                                          ------------------------------------------
                                                 2002                   2001
                                          ------------------    --------------------
         PRODUCT SALES REVENUES
          Radiopharmaceuticals             $        2,992        $        1,635
          Manufacturing                             5,075                 5,189
          Corporate and Other                        (205)                  (69)
                                          ------------------    --------------------
                                           $        7,862        $        6,755
                                          ------------------    --------------------

         ROYALTY AND LICENSING REVENUES
          Radiopharmaceuticals             $           84        $           15
          Manufacturing                                 -                     -
          Corporate and Other                       2,018                 1,643
                                          ------------------    --------------------
                                           $        2,102        $        1,658
                                          ------------------    --------------------

         TOTAL REVENUES
          Radiopharmaceuticals             $        3,076        $        1,650
          Manufacturing                             5,075                 5,189
          Corporate and Other                       1,813                 1,574
                                          ------------------    --------------------
                                           $        9,964        $        8,413
                                          ------------------    --------------------

         SEGMENT INCOME(1)
          Radiopharmaceuticals             $          887        $          322
          Manufacturing                               134                    55
          Corporate and Other                         798                   699
                                          ------------------    --------------------
                                           $        1,819        $        1,076
                                          ------------------    --------------------

         DEPRECIATION AND AMORTIZATION
          Radiopharmaceuticals             $          168        $          140
          Manufacturing                               276                   196
          Corporate and Other                         228                   246
                                          ------------------    --------------------
                                           $          672        $          582
                                          ------------------    --------------------

         OPERATING INCOME (LOSS)(2)
          Radiopharmaceuticals             $          719        $          182
          Manufacturing                              (142)                 (141)
          Corporate and Other                         570                   453
                                          ------------------    --------------------
                                           $        1,147        $          494
                                          ------------------    --------------------
                                            MARCH 31, 2002       December 31, 2001
                                          ------------------    --------------------
         IDENTIFIABLE ASSETS
          Radiopharmaceuticals             $       10,748        $       13,558
          Manufacturing                            28,538                24,906
          Corporate and Other                      25,201                25,896
                                          ------------------    --------------------
                                           $       64,487        $       64,360
                                          ==================    ====================

(1) Segment income from continuing operations before depreciation and amortization, interest, income taxes and minority interest.
(2) Segment income (loss) from continuing operations before interest, income taxes and minority interest.

GEOGRAPHIC SEGMENTATION

                                              FOR THE THREE MONTH PERIOD
                                                    ENDED MARCH 31,
                                          -----------------------------------
                                               2002                2001
                                          --------------    -----------------
 REVENUES(3)
    Canada                                $     5,826        $     5,599
    United States                               4,138              2,814
                                          --------------    -----------------
                                          $     9,964        $     8,413
                                          ==============    =================

                                          --------------    -----------------
                                            MARCH 31,          December 31,
                                          --------------    -----------------
                                              2002                 2001
                                          --------------    -----------------
 LONG-LIVED ASSETS(4)
    Canada                                $   32,688         $    32,384
    United States                                   -                  -
                                          --------------    -----------------
                                          $   32,688         $    32,384
                                          ==============    =================

(3) Revenues are attributable to countries based upon the location of the customer.
(4) Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

6.       COMPARATIVE INFORMATION

The Company has reclassified certain prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                               FOR THE THREE MONTH PERIOD
                                                                     ENDED MARCH 31,
                                                         ------------------------------------
                                                               2002                 2001
                                                         ---------------      ---------------
REVENUES
     Product sales                                        $     7,862          $     6,786
     Royalty and licensing                                      2,102                1,627
                                                         ---------------      ---------------
                                                          $     9,964          $     8,413
                                                         ---------------      ---------------
EXPENSES
     Cost of goods sold                                         5,805                5,583
     Selling, general and administration                        1,877                1,534
     Research and development                                     403                  220
     Investment tax credits on research and development          (104)                 (56)
     Amortization                                               1,282                1,141
                                                         ---------------      ---------------
                                                                9,263                8,422
                                                         ---------------      ---------------
Operating income (loss)                                           701                   (9)
Interest expense, net                                             (51)                 (37)
                                                         ---------------      ---------------
Income (loss) before undernoted                                   650                  (46)
Income taxes                                                      354                  101
Minority interest                                                  50                   90
                                                         ---------------      ---------------
Income (loss) from continuing operations                          346                  (57)
Loss from discontinued operations, net of taxes                  (265)                (392)
                                                         ---------------      ---------------
Net income (loss)                                         $        81          $      (449)
                                                         ===============      ===============

BASIC INCOME (LOSS) PER SHARE
     from continuing operations                           $     0.009          $    (0.001)
     from discontinued operations                              (0.007)              (0.011)
                                                         ---------------      ---------------
                                                          $     0.002          $    (0.012)
                                                         ===============      ===============

DILUTED INCOME (LOSS) PER SHARE
     from continuing operations                           $     0.009          $    (0.001)
     from discontinued operations                              (0.007)              (0.011)
                                                         ---------------      ---------------
                                                          $     0.002          $    (0.012)
                                                         ===============      ===============
Weighted-average number of shares outstanding
     - basic                                               36,729,775           36,565,102
     - diluted                                             37,249,490           36,593,592
                                                         ===============      ===============

Deficit, beginning of period                              $   (22,396)         $   (20,208)
Net income (loss)                                                  81                 (449)
                                                         ---------------      ---------------
Deficit, end of period                                    $   (22,315)         $   (20,657)
                                                         ===============      ===============

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

     THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
                 THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                                     MARCH 31,        December 31,
                                                                  -----------------------------------
                                                                        2002              2001
                                                                  ----------------- -----------------
ASSETS

CURRENT
     Cash and cash equivalents                                     $         3,042   $         5,602
     Accounts receivable                                                     9,738             7,472
     Inventories                                                             5,193             5,272
     Prepaid expenses                                                          814               570
     Future income taxes, net                                                  673             1,192
                                                                  ----------------- -----------------
                                                                            19,460            20,108

Property, plant and equipment, net                                          23,092            22,294
Goodwill, net                                                                2,874             3,086
Intangible assets, net                                                      24,490            25,575
Other assets                                                                   899               995
Future income taxes, net                                                     8,795             8,141
                                                                  ----------------- -----------------
                                                                   $        79,610   $        80,199
                                                                   ================  ================

LIABILITIES

CURRENT
     Bank loan                                                     $         1,975   $         1,666
     Accounts payable and accrued liabilities                                6,256             8,125
     Current portion of deferred revenues                                    6,108             6,476
     Current portion of longterm debt                                          752             1,446
                                                                  ----------------- -----------------
                                                                            15,091            17,713

Deferred revenues                                                           16,872            18,139
Longterm debt                                                                8,985             6,614
Customer deposits                                                            2,028             1,966
Minority interest                                                            3,260             3,050
                                                                  ----------------- -----------------
                                                                            46,236            47,482
                                                                  ----------------- -----------------

SHAREHOLDERS' EQUITY

Common stock, without par value of unlimited shares
   authorized, 36,935,434 and 36,613,434 issued and outstanding
   at March 31, 2002 and December 31, 2001, respectively                   $50,699           $50,175
Contributed surplus                                                          6,632             6,476
Employee participation shares; 2,000,000 shares authorized                     157               157
       Less:  loans receivable                                                (157)             (157)
Warrants                                                                        72                72
Deficit                                                                    (22,315)          (22,396)
Cumulative translation adjustment                                           (1,714)           (1,610)
                                                                  ----------------- -----------------
                                                                            33,374            32,717
                                                                  ----------------- -----------------
                                                                   $        79,610   $        80,199
                                                                   ================  ================


      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

     THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
                 THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

                                                                                                 FOR THE THREE MONTH PERIOD
                                                                                                       ENDED MARCH 31,
                                                                                                 --------------------------
                                                                                                    2002            2001
                                                                                                 -----------     ----------
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
  Net income (loss) from continuing operations                                                   $      346      $      (57)
  Adjustments to reconcile net income (loss) from continuing  operations to net cash (used in)
  from operating activities
     Amortization of deferred revenues                                                               (1,556)         (1,207)
     Amortization                                                                                     1,282           1,141
     Stock compensation                                                                                 156               -
     Future income taxes                                                                                (39)           (326)
     Minority interest                                                                                  (50)            (88)
     Other                                                                                               94            (13)
  Changes in operating assets and operating liabilities
     Accounts receivable                                                                             (1,851)         (1,270)
     Inventories                                                                                         65             518
     Income taxes                                                                                    (1,298)             400
     Prepaid expenses                                                                                  (247)             407
     Accounts payable and accrued liabilities                                                          (964)           (835)
     Current portion of deferred revenues                                                                 -              47
                                                                                                 -----------     ----------
                                                                                                     (4,062)         (1,283)
                                                                                                 -----------     ----------
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
  Expenditures for property, plant and equipment                                                     (1,286)           (979)
  Increase in intangible assets                                                                         (60)           (120)
  Increase in deferred revenues                                                                           -             409
                                                                                                 -----------     ----------
                                                                                                     (1,346)           (690)
                                                                                                 -----------     ----------
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
  Proceeds from bank loan                                                                               314               -
  Proceeds from long-term debt                                                                        1,872               -
  Repayment of long-term debt                                                                          (172)           (240)
  Proceeds from customer deposits                                                                        67               -
  Exercise of warrants and options                                                                      524               -
  Issue of common shares by subsidiary to minority interest                                             267               -
                                                                                                 -----------     ----------
                                                                                                      2,872           (240)
                                                                                                 -----------     ----------
Effect of foreign exchange rate changes on cash and cash equivalents                                    (78)           (147)
                                                                                                 -----------     ----------
Net cash used in continuing operations                                                               (2,614)         (2,360)
Net cash from (used in) discontinued operations                                                          54             (46)
                                                                                                 -----------     ----------
Net decrease in cash and cash equivalents                                                            (2,560)         (2,406)
                                                                                                 -----------     ----------
Cash and cash equivalents, beginning of period                                                        5,602           4,420
                                                                                                 -----------     ----------
Cash and cash equivalents, end of period                                                         $    3,042      $    2,014
                                                                                                 ==========      ==========

ADDITIONAL INFORMATION
  Interest paid                                                                                  $       78      $      168
  Income taxes paid                                                                              $    1,695      $       69

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

     THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH
                 THE ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS)
(unaudited)

1.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

         The functional currency of the Company is the Canadian dollar. The Company has historically reported its consolidated financial results in Canadian dollars. Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. For periods subsequent to January 1, 2001, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as cumulative translation adjustment. For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S.
dollars at the closing exchange rate at December 31, 2000.

         The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001.

         The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2001, other than as noted herein.

         The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2002 and the results of operations and cash flows for the quarter ended March 31, 2002 and 2001.

2.       ACCOUNTING CHANGE

         (a)  Goodwill and Other Intangible Assets

         Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to
Section 3062, "Goodwill and Other Intangible Assets". Under the new accounting standard, which can only be applied prospectively, goodwill and other intangible assets with indefinite lives are no longer amortized, but are tested for impairment upon adoption of the new standard and at least annually thereafter. The Company has assessed its goodwill by applying the prescribed method of comparing the fair value of its reporting unit to its carrying value and determined that there has been no goodwill impairment. The Company does not have any intangible assets with indefinite lives.

         Had the new accounting standard been applied to last year's net loss, the reported net loss from continuing operations for the period ending March 31, 2001 would have decreased by $18 and the reported basic and diluted earnings per share by $Nil per common share.

         (b)  Stock-based Compensation

         Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to Section 3870 "Stock-based compensation and other stock-based payments". Under this new standard, which can only be applied prospectively to awards granted after adoption, a fair value must be determined for options at the date of grant and such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or the intrinsic value based method, however, if the intrinsic based method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.

         The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share options plans.

         The new standard also requires the Company to account for stock appreciation rights using the fair value based method. Accordingly, for the quarter ended March 31, 2002, the Company recorded a non-cash charge of $156 related to the costs associated with Series C employee participation shares.

3.       DISCONTINUED OPERATIONS

         On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the company's Canadian sales and marketing division ("DRAXIS Pharmaceutica").

         DRAXIS Pharmaceutica operations had previously been included in the Canadian Pharmaceutical segment, along with deferred revenue and amortization associated with the Company's collaboration agreement involving the SpectroPharm product line.

         Pursuant to the CICA recommendation, Section 3475: "Discontinued Operations", the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the quarter ended March 31, 2002 and all comparative periods presented have been restated.

         Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

         The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

                                                  FOR THE THREE MONTH PERIOD
                                                       ENDED MARCH 31,
                                                  --------------------------
                                                      2002          2001
                                                  ------------  ------------
         Revenues                                   $ 1,602       $ 1,453
                                                  ------------  ------------
         Net loss from discontinued operations      $  (265)      $  (392)
                                                  ============  ============

4.       SHAREHOLDERS' EQUITY

         As at March 31, 2002, the Company had outstanding 36,935,434 common shares, 470,000 Series C employee participation shares, 125,000 warrants and 3,371,444 options to acquire the Company's common shares.

5.       SEGMENTED INFORMATION

INDUSTRY SEGMENTATION

         For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

                                            FOR THE THREE MONTH PERIOD
                                                 ENDED MARCH 31,
                                     ----------------------------------------
                                           2002                   2001
                                     -----------------    -------------------
   PRODUCT SALES REVENUES
    Radiopharmaceuticals             $        2,992        $        1,635
    Manufacturing                             5,075                 5,189
    Corporate and Other                        (205)                  (69)
                                     -----------------    -------------------
                                     $        7,862        $        6,755
                                     -----------------    -------------------

   ROYALTY AND LICENSING REVENUES
    Radiopharmaceuticals             $           84        $           15
    Manufacturing                                 -                     -
    Corporate and Other                       2,018                 1,643
                                     -----------------    -------------------
                                     $        2,102        $        1,658
                                     -----------------    -------------------

   TOTAL REVENUES
    Radiopharmaceuticals             $        3,076        $        1,650
    Manufacturing                             5,075                 5,189
    Corporate and Other                       1,813                 1,574
                                     -----------------    -------------------
                                     $        9,964        $        8,413
                                     -----------------    -------------------

   SEGMENT INCOME(1)
    Radiopharmaceuticals             $        1,051        $          378
    Manufacturing                               134                    55
    Corporate and Other                         798                   699
                                     -----------------    -------------------
                                     $        1,983        $        1,132
                                     -----------------    -------------------

   AMORTIZATION
    Radiopharmaceuticals             $          269        $          243
    Manufacturing                               276                   196
    Corporate and Other                         737                   702
                                     -----------------    -------------------
                                     $        1,282        $        1,141
                                     -----------------    -------------------

   OPERATING INCOME (LOSS)(2)
    Radiopharmaceuticals             $          782        $          135
    Manufacturing                              (142)                 (141)
    Corporate and Other                          61                    (3)
                                     -----------------    -------------------
                                     $          701        $           (9)
                                     -----------------    -------------------
                                      MARCH 31, 2002       December 31, 2001
                                     -----------------    -------------------
   IDENTIFIABLE ASSETS
    Radiopharmaceuticals             $       13,008        $       12,385
    Manufacturing                            28,538                24,906
    Corporate and Other                      38,064                42,908
                                     -----------------    -------------------
                                     $       79,610        $       80,199
                                     =================     ==================

(1) Segment income from continuing operations before amortization, interest, income taxes and minority interest.
(2) Segment income (loss) from continuing operations before interest, income taxes and minority interest.

GEOGRAPHIC SEGMENTATION

                         FOR THE THREE MONTH PERIOD
                               ENDED MARCH 31,
                        ----------------------------
                           2002              2001
                        ----------        ----------
REVENUES(3)
    Canada              $    5,826        $    5,599
    United States            4,138             2,814
                        ----------        ----------
                        $    9,964        $    8,413
                        ==========        ==========
                        ----------      ------------
                         MARCH 31,      DECEMBER 31,
                        ----------      ------------
                           2002             2001
                        ----------      ------------
LONG-LIVED ASSETS(4)
    Canada              $   40,618      $     40,600
    United States            9,838            10,355
                        ----------      ------------
                        $   50,456      $     50,955
                        ==========      ============

(3) Revenues are attributable to countries based upon the location of the customer.
(4) Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

6.       COMPARATIVE INFORMATION

         The Company has reclassified certain prior period's information to conform with the current presentation format.